J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 22, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 65

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 65 which was filed on behalf of the JPMorgan Diversified Event Driven ETF, now the JPMorgan Event Driven ETF (the “Fund”).    Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on or about November 27, 2017 (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

PROSPECTUS COMMENTS

1.	Comment: Please update the series information on EDGAR with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

2.	Comment: Supplementally advise whether the Fund has received relief under Rule 19b-4 of the Exchange Act of 1934. If it has not, please confirm that the effectiveness of the Fund’s registration statement will be extended pursuant to Rule 485(b) of the Securities Act of 1933 until the Rule 19b-4 relief is received.

Response: The Fund received its Rule 19b-4 relief on December 23, 2016.

Fee table

3.	Comment: Please confirm supplementally that the “Other Expenses” will include any estimates of “dividend and interest expenses on short sales.”

Response: Because the Fund will initially engage in short sales through derivative instruments, it is not anticipated that there will be a need to include estimates for these expenses.

4.	Comment: If applicable, please disclose whether any recoupment is permitted under the Fund’s fee waiver agreement.

Response: The Fund confirms that under the terms of the fee waiver agreement the service provider does not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

5.	Comment: In the first paragraph in this section, please consider clarifying the disclosure describing what “return factors” are, including by moving their description earlier in the paragraph.

Response: The disclosure describing return factors will be clarified and will also be moved earlier in the paragraph.

6.	Comment: Please revise the disclosure in the second paragraph of “What are the Fund’s main investment strategies?” to explain the concepts in more “plain English” and include examples.

Response: The disclosure will be modified to read as follows:

Each return factor represents a potential source of investment return that results from, among other things, assuming a risk relating to a particular corporate or special situation event or taking advantage of a behavioral bias. For example, as a result of behavioral biases, investors tend to show an aversion to companies with recent bankruptcies which suppresses their stock prices and creates potential upside for those willing to bear the risk of additional bankruptcy. The adviser believes that, in general, the Fund’s event-driven investment returns are attributable to the individual contributions of the various return factors. By employing this return factor based approach, the Fund seeks to provide positive total returns over time while maintaining a relatively low correlation with traditional markets.

7.	Comment: Please explain is meant by allocating to “a subset of return factors” in the second paragraph of “What are the Fund’s main investment strategies?”

Response: In order to clarify the disclosure, the portion of the sentence referring to “a subset of return factors” will be removed from the second paragraph, and the following will be added after the list of return factors in the third paragraph of the section:

Not all return factors will necessarily be utilized at one time, and additional return factors may be identified over time.

8.	Comment: In the fourth paragraph in this section, please clarify what is meant by net long and net short exposure.

Response: The proposed change will be made.

9.	Comment: Please consider simplifying the total return swap example contained in footnote 1 and eliminating the footnote.

Response: We have reviewed the disclosure and respectfully believe that it is appropriate to maintain the total return swap example in a footnote.

10.	Comment: Please revise the last sentence in the last paragraph to state it more clearly in “plain English.”

Response: We will revise the sentence to read as follows:

In allocating assets, the adviser seeks to approximately balance risk to the individual return factors over the long term, although the exposure to individual return factors will vary based on, among other things, the opportunity the adviser sees in each individual return factor.

The Fund’s Main Investment Risks

11.	Comment: Please consider adding as a risk factor the risk of cash investing because the fund will hold significant cash and cash equivalents in connection with its derivative usage.

Response: While there is some risk in cash investing, we have considered the issue and do not believe that the risk is main risk of the Fund and therefore, respectfully decline to add to the disclosure.

12.	Comment: With regard to “Geographic Focus Risk,” if the Fund is typically expected to concentrate its investments in one particular foreign country or region, please consider adding disclosure listing the country or region in “What are the Fund’s main investment strategies?”

Response: While the Fund may concentrate its investments in a particular country or region in the adviser’s discretion as a result of event driven investment opportunities, currently the Fund does not anticipate that there is a particular foreign country or region in which it will concentrate its investments.

13.	Comment: Please include disclosure related to “Model and Data Risk” in “What are the Fund’s main investment strategies?”

Response: The requested change will be made.

14.	Comment: The Risk/Return Summary for the Fund includes “Industry and Sector Focus Risk.” If the Fund will focus in an industry or sector, please specify any industry or sector in “What are the Fund’s main investment strategies?” In addition, please confirm that the Fund will not invest more than 25% of its assets in any industry or group of industries.

Response: While the Fund may focus its investments in a particular industry or sector in the adviser’s discretion as a result of event driven investment opportunities, the Fund does not currently intend to do so. In addition, the Fund will not invest more than 25% of its assets in any industry or group of industries.

More about the Fund

15.	Comment: Please confirm that “Smaller Company Risk” and “Emerging Markets Risk” are main risks of the Fund.

Response: We believe that “Smaller Company Risk” is a main risk of the Fund because the Fund may invest in companies of across market capitalizations as disclosed in the “What are the Fund’s main investment strategies?” section. “Emerging Markets Risk” is not a main risk and will, therefore, be moved to the “Additional Risks” section.

The Fund’s Management and Administration

16.	Comment: In “Payments to Financial Intermediaries,” please define “Financial Intermediaries” or change the initial capital letters in each word to lower case.

Response: The initial capital letters will be changed to lower case.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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